October 5, 2018

James F. Parslow
Chief Financial Officer
Xenetic Biosciences, Inc.
99 Hayden Ave, Suite 230
Lexington, Massachusetts 02421

       Re: Xenetic Biosciences, Inc.
           Registration Statement on Form S-3
           Filed September 27, 2018
           File No. 333-227572

Dear Mr. Parslow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Danielle Price - Holland & Knight LLP